PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated March 19, 2014	Dated March 19, 2014
Filed Pursuant to Rule 433
Registration Statement No. 333-194653
Supplementing the Preliminary
Prospectus Supplement
dated March 18, 2014 and the
Prospectus dated March 18, 2014

National Health Investors, Inc.

$175,000,000

3.25% Convertible Senior Notes due 2021

This pricing term sheet supplements National Health Investors, Inc.’s preliminary prospectus supplement, dated March 18, 2014 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes (defined below), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “NHI” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean National Health Investors, Inc. and not its subsidiaries.

Issuer:	National Health Investors, Inc.

Title of Securities:	3.25% Convertible Senior Notes due 2021 (the “Notes”)

Ticker / Exchange:	NHI / New York Stock Exchange (the “NYSE”)

Securities Offered:	$175 million principal amount of Notes (plus up to an additional $25 million principal amount if the underwriters exercise their option to purchase additional Notes to cover over-allotments, if any)

Maturity:	April 1, 2021, unless earlier repurchased by us or converted

Issue Price:	100%, plus accrued interest, if any, from March 25, 2014

Underwriting Discounts and Commissions:	2.75%

Use of Proceeds:	The Issuer estimates that the net proceeds from this offering will be approximately $169.3 million (or approximately $193.6 million if the underwriters exercise their option to purchase additional notes to cover over-allotments, if any, in full), after deducting underwriting discounts and commissions and other estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from this offering to reduce amounts outstanding under its revolving credit facility and for general working capital purposes. Affiliates of certain of the underwriters of this offering are lenders under our revolving credit facility and will receive their pro rata portions of amounts repaid thereunder with the net proceeds from this offering.

Interest:	3.25% per year. Interest will accrue from the date of issuance (which is scheduled for March 25, 2014)

Conversion Premium:	Approximately 20% above the NYSE last reported sale price on March 19, 2014

Interest Payment Dates:	Each April 1 and October 1, beginning on October 1, 2014

Interest Payment Record Dates:	Each March 15 and September 15, beginning on September 15, 2014

NYSE Last Reported Sale Price on March 19, 2014:	$59.84 per share of the Issuer’s common stock

Initial Conversion Rate:	13.9260 shares of the Issuer’s common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $71.81 per share of the Issuer’s common stock

Trade Date:	March 19, 2014

Expected Settlement Date:	March 25, 2014

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC

Co-Lead Managers:	BMO Capital Markets Corp. KeyBanc Capital Markets Inc.

Co-Managers:	Capital One Securities, Inc. JMP Securities LLC Regions Securities LLC Stifel, Nicolaus & Company, Incorporated

CUSIP / ISIN:	63633D AE4 / US63633DAE40

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:	The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	Stock Price
Effective Date	$59.84	$65.00	$71.81	$75.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00
March 19, 2014	2.7852	2.0575	1.3803	1.1447	0.8526	0.4687	0.2508	0.1267	0.0554	0.0161
April 1, 2015	2.7852	2.0575	1.3803	1.1447	0.8526	0.4687	0.2508	0.1250	0.0509	0.0118
April 1, 2016	2.7852	2.0575	1.3803	1.1447	0.8526	0.4687	0.2508	0.1149	0.0407	0.0060
April 1, 2017	2.7852	2.0575	1.3803	1.1447	0.8526	0.4687	0.2262	0.0916	0.0234	0.0010
April 1, 2018	2.7852	2.0575	1.3803	1.1447	0.8526	0.4151	0.1714	0.0519	0.0041	0.0000
April 1, 2019	2.7852	2.0575	1.3803	1.1130	0.7337	0.2866	0.0836	0.0063	0.0000	0.0000
April 1, 2020	2.7852	2.0431	1.0801	0.7729	0.4317	0.0906	0.0014	0.0000	0.0000	0.0000
April 1, 2021	2.7852	1.4586	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $130.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•	if the stock price is less than $59.84 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 16.7112 shares of our common stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

The issuer has filed a registration statement (including a prospectus, dated March 18, 2014, and a preliminary prospectus supplement, dated March 18, 2014) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, the underwriters or any dealer participating in the offering of the Notes will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting BofA Merrill Lynch at 866-500-5408; or J.P. Morgan Securities LLC at 866-803-9204.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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